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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                         Styling Technology Corporation
                      ------------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                     8639051
                             -----------------------
                                 (CUSIP Number)


Mr. Lance Laifer                     With a copy to:
Laifer Capital Management, Inc.      Gerald Adler, Esq.
Hilltop Partners, L.P.               Shereff, Friedman, Hoffman & Goodman, LLP
45 West 45th Street                  919 Third Avenue
New York, New York 10036             New York, New York 10022
(212) 921-4139                       (212) 758-9500
----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 1997
                       -----------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
CUSIP No. 8639051                               Page    2    of          Pages
          -------                                    -------     -------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Hilltop Partners, L.P.
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                 (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
      NUMBER OF        7             SOLE VOTING POWER
       SHARES                           444,000
    BENEFICIALLY       8             SHARED VOTING POWER
      OWNED BY                          0
        EACH           9             SOLE DISPOSITIVE POWER
      REPORTING                         444,000
       PERSON          10            SHARED DISPOSITIVE POWER
         WITH                           0


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                      444,000
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                          |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      11.2%
14       TYPE OF REPORTING PERSON*
                                      PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.




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                                  SCHEDULE 13D
CUSIP No. 8639051                               Page    3    of           Pages
          -------                                     -------     --------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Laifer Capital Management, Inc.
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                    (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
      NUMBER OF        7             SOLE VOTING POWER
       SHARES                           567,800
    BENEFICIALLY       8             SHARED VOTING POWER
      OWNED BY                          0
        EACH           9             SOLE DISPOSITIVE POWER
      REPORTING                         567,800
       PERSON          10            SHARED DISPOSITIVE POWER
         WITH                           302,600

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                      870,400
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      22.0%
14       TYPE OF REPORTING PERSON*
                                      CO, IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 8639051                            Page    4    of           Pages
          -------                                  -------     --------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Lance Laifer
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                 (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
      NUMBER OF        7             SOLE VOTING POWER
       SHARES                           567,800
    BENEFICIALLY       8             SHARED VOTING POWER
      OWNED BY                          0
        EACH           9             SOLE DISPOSITIVE POWER
      REPORTING                         567,800
       PERSON          10            SHARED DISPOSITIVE POWER
         WITH                           302,600


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                      870,400
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      22.0%
14       TYPE OF REPORTING PERSON*
                                      IN
-------  ------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  Schedule 13D
                                 Amendment No. 5
                         Styling Technology Corporation


                  This Amendment No. 5 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of December 20, 1996 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D relating to the event date of April 3, 1997, Amendment No. 2 to the Schedule 13D relating to the event date of May 16, 1997, Amendment No. 3 to the Schedule 13D relating to the event date of May 27, 1997 and Amendment No. 4 to the Schedule 13D relating to the event date of October 30, 1997 filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (collectively, the "Reporting Persons") relating to the common stock (the "Common Stock") of Styling Technology Corporation (the "Company"). The address of the principal executive offices of the Company is 2390 East Camelback Road, Suite 435, Phoenix, AZ 85016. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 5.           Interest in Securities of Issuer.

                  Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

                  (a) Hilltop is the beneficial owner of 444,000 shares (11.2%) of Common Stock.

                  Laifer Capital Management, Inc. is the beneficial owner of 870,400 shares (22.0%) of Common Stock. The 870,400 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. includes:

                  (i) 444,000 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner and Investment Advisor to Hilltop, which shares have been described in the previous paragraph; and

                  (ii) 426,400 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to various other clients. These clients include: (a) Wolfson, with an address at One State Street Plaza, New York, New York 10004-1505, and (b) Offshore, a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (collectively, the "Clients").

                  Lance Laifer, as president, sole director and principal stockholder of Laifer Capital Management, Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.

                  The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. There were 3,948,703 shares of Common Stock

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of the Company outstanding as of November 14, 1997 as reported by the Company in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997.

                  (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 444,000 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as the General Partner of Hilltop.

                  Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 444,000 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. (i) has sole power to vote and to direct the voting of and sole power to dispose and direct the disposition of 123,800 shares of Common Stock owned by Offshore and (ii) shares with Wolfson the power to dispose and direct the disposition of 302,600 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to Wolfson. Wolfson retains the sole power to vote and to direct the voting of the 302,600 shares of Common Stock owned by it.

                  (c) All transactions in the Common Stock effected by the Reporting Persons during the past sixty days are set forth in Annex A hereto and are incorporated herein by reference. All such transactions were purchases effected in the open market.

                  (d)      Not applicable.

                  (e)      Not applicable.

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                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 1998              HILLTOP PARTNERS, L.P.



                                     By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                          as General Partner


                                     By: /s/ Lance Laifer
                                         -----------------------------
                                         Lance Laifer
                                         President

                                     LAIFER CAPITAL MANAGEMENT, INC.


                                     By: /s/ Lance Laifer
                                         -----------------------------
                                         Lance Laifer
                                         President


                                              /s/ Lance Laifer
                                         -----------------------------
                                         Lance Laifer

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

                                   Annex A


                                                           Laifer         Hilltop          Wolfson        Offshore
          Date               Price            Comm.       # Shares        # Shares        # Shares        # Shares

       11/12/97             $15.125           $.06           500            500                0              0
       11/24/97              15.25             .06           100              0              100              0
       11/25/97              15.375            .06           500              0              500              0
        12/3/97              15.25            --          15,000          8,200            5,000          1,800
        12/8/97              15.75             .06         2,500            600            1,900              0
       12/12/97              15.75             .06           500              0              500              0
       12/17/97              15.50             .06           500              0              500              0
       12/18/97              15.5625           .06           500              0              500              0
       12/18/97              15.375            .06        10,000              0           10,000              0
       12/23/97              15.375            .06         1,000              0            1,000              0
       12/24/97              15.375            .06           500              0              500              0
       12/29/97              15.375            .06         1,000              0            1,000              0
       12/31/97              15.375           --          25,000          6,000           19,000              0




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